Filed pursuant to Rule 433

Issuer Free Writing Prospectus Dated April 9, 2010

Relating to Preliminary Prospectus Dated March 25, 2010

Registration Statement No. 333-164011

6,000,000 Shares

Common Stock

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated March 25, 2010 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-164011) relating to these securities. The following information supplements and updates the information contained in the Preliminary Prospectus and primarily relates to an increase in the number of shares offered, a reduction in the offering price and a consequent reduction in the anticipated net proceeds of the offering. We anticipate that the initial public offering price will be $5.00 per share. Certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $17.2 million in shares of common stock in this offering at the initial public offering price. The most recent Registration Statement can be accessed through the following link: http://sec.gov/Archives/edgar/data/1296391/000119312510079870/ds1a.htm

As a result of the increase in the number of shares offered, the reduction of the offering price and the reduction of the anticipated net proceeds of the offering, the following sections of the Preliminary Prospectus have been changed:

PROSPECTUS SUMMARY

The first bullet in the “Other Product Opportunities” section is restated in its entirety as follows:

Neo-Kidney Augment. Our Neo-Kidney Augment is designed to prevent or delay the need for dialysis or kidney transplant by improving renal function in patients with advanced chronic kidney disease, or CKD. We intend to use the patient’s kidney cells, procured by a needle biopsy, to create a product candidate that is implanted into the failing kidney and catalyzes the regeneration of functional kidney tissue. We have demonstrated the ability to prevent renal failure in animals and we have also isolated and characterized the necessary cells from healthy and diseased human kidneys, which we believe supports translation of this approach to human patients. We began a proof-of-concept study of our Neo-Kidney Augment in large animals earlier this year.

“The Offering” section is restated in its entirety as follows:

The Offering

Common stock offered	6,000,000 shares of common stock (or 6,900,000 shares if the underwriters exercise their over-allotment option in full).

Common stock to be outstanding after this offering	12,353,536 shares of common stock (or 13,253,536 shares if the underwriters exercise their over-allotment option in full).

Use of proceeds	We expect to use the net proceeds from this offering to fund our research and development activities, including clinical trials for our Neo-Urinary Conduit and preclinical research and development activities for our Neo-Kidney Augment, to maintain our manufacturing facilities, to service and repay our debt and for working capital and other general corporate purposes.

Nasdaq Global Market symbol	TNGN

The number of shares of common stock to be outstanding after this offering is based on 6,353,536 shares outstanding as of December 31, 2009 and excludes:

•	712,373 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2009 at a weighted average exercise price of $1.00 per share;

•	114,342 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2009 at a weighted average exercise price of $23.91 per share; and

•	1,650,000 shares of our common stock reserved for future issuance under our 2010 Stock Incentive Plan.

Except as otherwise indicated, all information in this prospectus assumes:

•	the conversion of all outstanding shares of our redeemable convertible preferred stock, or preferred stock, into 5,651,955 shares of common stock;

•	no exercise of the underwriters’ over-allotment option;

•	our 1-for-14.5 reverse stock split effected on March 24, 2010; and

•	the filing of an amended and restated certificate of incorporation and the adoption of our amended and restated bylaws prior to the closing of the offering.

Certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $17.2 million in shares of common stock in this offering at the initial public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering.

The “Summary Financial Data” section is restated in its entirety as follows:

Summary Financial Data

The following summary financial data should be read in conjunction with “Selected Financial Information and Other Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. Our summary statement of operations data for the years ended December 31, 2007, 2008 and 2009, and for the period from July 10, 2003 (inception) through December 31, 2009 have been derived from our audited financial statements included elsewhere in this prospectus. The pro forma balance sheet data reflect the automatic conversion of all outstanding shares of preferred stock into common stock and the reclassification of the preferred stock warrant liability to stockholders’ equity (deficit) upon the completion of this offering.

The pro forma as adjusted balance sheet data reflect the pro forma balance sheet data at December 31, 2009 adjusted for the sale of 6,000,000 shares of our common stock in this offering at the initial offering price of $5.00 per share, after deducting the estimated underwriting discounts, commissions and offering expenses payable by us.

	Year Ended December 31,			July 2003 (inception) through December 31,
	2007	2008	2009	2009
	(in thousands, except share and per share data)
Statement of Operations Data:
Operating expenses:
Research and development	$22,335	$27,947	$17,948	$91,709
General and administrative	5,290	7,467	5,527	28,670
Depreciation	3,678	4,716	4,937	15,149

Operating loss	(31,303)	(40,130)	(28,412)	(135,528)
Interest income (expense) and change in value of preferred stock warrants, net	315	(2,263)	(1,433)	(1,668)

Net loss	(30,988)	(42,393)	(29,845)	$(137,196)

Accretion of redeemable convertible preferred stock to redemption value	(8,742)	(11,754)	(14,059)

Net loss attributable to common stockholders	$(39,730)	$(54,147)	$(43,904)

Basic and diluted net loss attributable to common stockholders per share	$(60.16)	$(80.16)	$(62.95)

Weighted average common shares outstanding basic and diluted	660,423	675,461	697,448

Unaudited pro forma net loss			(29,845)

Unaudited basic and diluted pro forma net loss per share			$4.70

Unaudited basic and diluted pro forma weighted average common stock outstanding			6,349,403

	As of December 31, 2009
	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)(2)
	(Unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$19,303	$19,303	$45,265
Working capital	2,766	2,766	28,720
Total assets	37,238	37,238	62,097
Long-term debt	8,640	8,640	8,640
Redeemable convertible preferred stock	187,916	—	—
Total stockholders equity (deficit)	(178,074)	10,157	36,111

(1)

On a pro forma basis to give effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock and the reclassification of the preferred stock warrant liability to stockholders’ equity (deficit) upon the completion of this offering.

(2)

On a pro forma as adjusted basis to reflect the sale of 6,000,000 shares of our common stock in this offering at an assumed initial offering price to the public of $5.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $5.00 per share would increase (decrease) additional cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity (deficit) by $6.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

RISK FACTORS

The following risk factors are restated in their entirety as follows:

Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern.

Our recurring losses from operations raise substantial doubt about our ability to continue as a going concern, and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2009 with respect to this uncertainty. This going concern opinion could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Future reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. We are a development stage company and have not generated revenues or been profitable since inception, and it is possible we will never achieve profitability. We have devoted our resources to developing our Organ Regeneration Platform and certain product candidates, but such product candidates cannot be marketed until governmental approvals have been obtained. Accordingly, there is no current source of revenues much less profits, to sustain our present activities, and no revenues will likely be available until, and unless, our product candidates are approved by the FDA or comparable regulatory agencies in other countries and successfully marketed, either by us or a partner, an outcome which may not occur. If we successfully complete this offering, based upon our currently expected level of operating expenditures, we expect to be able to fund our operations to March 2011. This period could be shortened if there are any significant increases in planned spending on development programs or more rapid progress of development programs than anticipated. There is no assurance that other financing will be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.

We have a substantial amount of debt that exposes us to risks that could adversely affect our business, operating results and financial condition.

We have approximately $22.3 million of debt outstanding as of December 31, 2009 which is secured by liens on substantially all of our assets. We expect that the annual principal and interest payments on our outstanding debt will be approximately $15.4 million, $9.0 million and $0.2 million in 2010, 2011 and 2012, respectively. The level and nature of our indebtedness could, among other things:

•	make it difficult for us to obtain any necessary financing in the future;

•	limit our flexibility in planning for or reacting to changes in our business;

•	reduce funds available for use in our operations;

•	impair our ability to incur additional debt because of financial and other restrictive covenants or the liens on our assets which secure our current debt;

•	hinder our ability to raise equity capital because in the event of a liquidation of the business, debt holders receive a priority before equity holders;

•	make us more vulnerable in the event of a downturn in our business; or

•	place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources.

Unless we raise substantial additional capital or generate substantial revenue from a license or strategic partnership involving one of our product candidates, we may not be able to service or repay our debt when it becomes due, in which case our lenders could seek to accelerate payment of all unpaid principal and foreclose on our assets. Any such event would have a material adverse effect on our business, operating results and financial condition.

Purchasers in this offering will suffer immediate dilution and may experience additional dilution in the future.

If you purchase common stock in this offering, you may pay more for your shares than the amounts paid by existing stockholders for their shares. In addition, the net tangible book value of your shares based upon our actual book value will immediately be less than the offering price you paid. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution of approximately $2.08 per share in the price you pay for our common stock as compared to our pro forma net tangible book value as of December 31, 2009.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers, directors and beneficial owners of 5% or more of our common stock and their affiliates will, in the aggregate, beneficially own approximately 32.4% of our outstanding common stock, after giving effect to the conversion of all outstanding shares of our preferred stock into 5,651,955 shares of our common stock and the exercise of warrants for 106,562 shares of common stock, but assuming no exercise of the underwriters’ over-allotment option and excluding any shares of our common stock purchased in this offering by certain of our existing stockholders who own more than 5% of our common stock. These persons, acting together, will be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of this group of stockholders may not coincide with our interests or the interests of other stockholders. The above ownership percentages do not reflect potential purchases by existing stockholders in our initial public offering, if any.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $26.0 million from the sale of the shares of common stock offered in this offering, based on an assumed initial public offering price of $5.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $30.1 million.

We are undertaking this offering in order to access the public capital markets and to increase our liquidity. We expect to use the net proceeds of this offering for the following purposes:

•	approximately $6.0 million to fund our Phase I clinical trial for our Neo-Urinary Conduit;

•	approximately $6.0 million to fund our preclinical research and development activities for our Neo-Kidney Augment;

•	approximately $3.0 million for maintaining our research and manufacturing facilities; and

•	the balance for working capital and other general corporate purposes.

Based on our current operating plans, we expect the proceeds of this offering, together with our existing resources, to be sufficient to fund our planned operations, including our continued product candidate development, to March 2011. We will need to raise more funds to complete our Phase I clinical trial for our Neo-Urinary Conduit and our preclinical research and development activities for our Neo-Kidney Augment. We will also need to raise more funds to maintain our research and manufacturing facilities beyond March 2011.

As of December 31, 2009, we had $22.3 million of debt outstanding, consisting of working capital notes totaling $17.3 million, with payments due through September 2011 and bearing an average interest rate of 12.26%, equipment and supplemental working capital notes totaling $4.0 million, with payments due through April 2012 and bearing an average interest rate of 11.68%, and a machinery and equipment note of $1.0 million, with payments due through January 2012 and bearing an interest rate of 5.0%. In March 2009, we incurred $0.5 million of this debt to fund equipment purchases and related maintenance costs.

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress in, and costs of, our preclinical and clinical programs and the amount and timing of revenues, if any, from our collaborations. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of December 31, 2009:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of the preferred stock into 5,651,955 shares of common stock; and

•

on a pro forma as adjusted basis to reflect the sale of shares of our common stock and our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $5.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2009
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Debt outstanding, net of discount	$21,837	$21,837	$21,837
Warrant liability	314	—	—
Redeemable convertible preferred stock	187,916	—	—
Stockholders’ (deficit) equity
Common stock, $0.001 par value: 7,668 shares authorized; shares issued and outstanding: 702 actual; 6,354 pro forma; 12,354 pro forma as adjusted	1	6	12
Additional paid-in capital	3,516	191,741	217,689
Deficit accumulated during the development stage	(181,590)	(181,590)	(181,590)

Total Capitalization	$31,994	$31,994	$57,948

The number of pro forma as adjusted common shares shown as issued and outstanding in the table is based on the number of shares of our common stock outstanding as of December 31, 2009, assumes the conversion of all outstanding shares of preferred stock into 5,651,955 shares of common stock, and excludes:

•	712,373 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2009 at a weighted average exercise price of $1.00 per share;

•	114,342 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2009 at a weighted average exercise price of $23.91 per share; and

•	1,650,000 shares of our common stock reserved for future issuance under our 2010 Stock Incentive Plan.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

The historical net tangible book value of our common stock as of December 31, 2009 was $9.8 million, or $14.03 per share of common stock. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of our common stock outstanding as of December 31, 2009. On a pro forma basis, after giving effect to the conversion of all outstanding shares of our preferred stock into 5,651,955 shares of common stock immediately upon completion of this offering, our pro forma net tangible book value as of December 31, 2009 was $10.2 million, or $1.60 per share of common stock.

After giving effect to our sale in this offering of 6,000,000 shares of our common stock at an assumed initial public offering price of $5.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2009 would have been $36.1 million, or $2.92 per share of our common stock. This represents an immediate increase of net tangible book value of $1.32 per share to our existing stockholders and an immediate dilution of $2.08 per share to investors purchasing shares in this offering.

The following table illustrates this per share dilution:

Initial public offering price per share of common stock		$5.00
Historical net tangible book value per share as of December 31, 2009	$14.03
Decrease in net tangible book value per share attributable to conversion of preferred stock	(12.43)

Pro forma net tangible book value per share as of December 31, 2009	$1.60
Increase in net tangible book value per share attributable to new investors	1.32

Pro forma as adjusted net tangible book value given effect to this offering		2.92
Dilution per share to investors participating in this offering		$2.08

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $3.04 per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be $1.96 per share.

The following table summarizes, as of December 31, 2009, the differences between the number of shares of common stock purchased from us, after giving effect to the conversion of our preferred stock into common stock, the total effective cash consideration paid, and the average price per share paid by our existing stockholders and by our new investors purchasing stock in this offering at an assumed initial public offering price of $5.00 per share before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	6,353,536	51.4%	$147.9	83.1%	$23.28
Investors participating in this offering	6,000,000	48.6	30.0	16.9	5.00

Total	12,353,536	100%	177.9	100%

The tables and calculations above are based on the number of shares of common stock outstanding after the completion of this offering. To the extent the options are exercised, there will be further dilution to new investors.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own 47.9% and our new investors would own 52.1% of the total number of shares of our common stock outstanding after this offering.

The above information assumes no exercise of stock options or warrants outstanding as December 31, 2009. As of December 31, 2009, there were:

•	712,373 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2009 at a weighted average exercise price of $1.00 per share;

•	114,342 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2009 at a weighted average exercise price of $23.91 per share; and

•	1,650,000 shares of our common stock reserved for future issuance under our 2010 Stock Incentive Plan.

Certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $17.2 million in shares of common stock in this offering at the initial public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering. The foregoing discussion and tables do not reflect any potential purchases by these existing stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following sections are restated in their entirety as follows:

Source of Liquidity

We have incurred losses since our incorporation in 2003 as a result of our significant research and development expenditures and the lack of any approved products to generate product sales. We have a deficit accumulated during the development stage of $181.6 million as of December 31, 2009. We anticipate that we will continue to incur additional losses until such time that we can generate significant sales of our product candidates currently in development or we enter into cash flow positive business transactions. We have funded our operations principally with proceeds from redeemable convertible preferred stock offerings. The following table summarizes our funding sources as of December 31, 2009:

Issue	Year	No. Shares	Net Proceeds (in thousands)(1)
Series A Redeemable Convertible Preferred Stock	2004, 2005	24,190,672	$38,910
Series B Redeemable Convertible Preferred Stock	2006	27,637,363	50,040
Series C Redeemable Convertible Preferred Stock	2007, 2008	30,126,092	54,571

		81,954,127	$143,521

(1)	Net proceeds represent gross proceeds received net of legal costs associated with each series.

We have also funded our operations through the use of proceeds received from our long-term debt totaling $34.7 million through December 31, 2009. We currently have a working capital note with an outstanding principal of $17.3 million as of December 31, 2009, which borrowings were used for our general working capital needs. In addition, we have loans to fund equipment and other asset purchases with outstanding principal of $5.0 million as of December 31, 2009.

We do not believe we will be able to satisfy the closing conditions of our March 12, 2010 agreement with Compass Horizon Funding Company LLC to refinance our term loan, which currently has an outstanding principal balance of $14.3 million. Therefore, we are currently in discussions with them to refinance all or a portion of such term loan on different terms. If we are able to refinance our term loan, we believe we will reduce our principal and interest payments by up to $5.0 million in 2010 and 2011, however there can be no assurance that we can consummate a refinancing.

Cash, cash equivalents and short-term investments at December 31, 2009 were $19.3 million, representing 51.8% of total assets. Working capital as of December 31, 2009 was $2.8 million.

Financing Activities

Cash used in financing activities was $5.0 million for the year ended December 31, 2009, compared to cash provided by financing activities of $21.8 million for the year ended December 31, 2008, due to an increase in payments of long-term debt of $5.2 million primarily resulting from the end of interest-only payments in December 2008 and decrease in proceeds from the issuance Series C redeemable convertible preferred stock, net of transaction costs, of $21.4 million and a decrease of $0.3 million in proceeds from debt financing in 2008.

Cash provided by financing activities decreased $13.5 million in 2008, compared to 2007, primarily due to the issuance of our Series C redeemable convertible preferred stock, net of transaction costs, of $21.4 million, a decrease of $11.8 million from 2007. In addition to the issuance of preferred stock, financing activities also decreased due to a decrease of $2.2 million in proceeds from debt financing of $1.1 million in 2008 as compared to $3.3 million in 2007, offset by a decrease in debt payments of $0.5 million in 2008.

If we are unable to complete this offering, our ability to meet our obligations in the normal course of business up through and beyond mid-June 2010 will be dependent on controlling our expenses and securing additional external financing. There can be no assurance that such financing will be available in amounts or terms acceptable to us, if at all. These conditions raise substantial doubt about our ability to continue as a going concern. Our independent registered public accounting firm has modified its audit report on our financial statements to include an explanatory paragraph regarding this uncertainty.

Based on our current operating plans, we expect the proceeds of this offering, together with our existing resources, to be sufficient to fund our planned operations, including our continued product candidate development, to March 2011 or to May 2011 if we are able to consummate our refinancing with Compass Horizon Funding Company LLC pursuant to our discussions with them. However, we may require significant additional funds earlier than we currently expect to conduct additional clinical trials and seek marketing approval of our product candidates, or in connection with future business development and/or licensing activities. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated clinical trials.

Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. For example, if we raise additional funds by issuing equity securities or by selling debt securities, if convertible, further dilution to our existing stockholders may result. To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our future cash needs through public or private equity offerings, collaboration agreements, debt financings or licensing arrangements.

If adequate funds are not available, we may be required to terminate, significantly modify or delay our development programs, reduce our planned commercialization efforts, or obtain funds through collaborators that may require us to relinquish rights to our technologies or product candidates that we might otherwise seek to develop or commercialize independently. We may elect to raise additional funds even before we need them if the conditions for raising capital are favorable.

MANAGEMENT

The following sections are restated in their entirety as follows:

Carl-Johan Dalsgaard, MD, PhD, has served as a director of our company since August 2004. Dr. Dalsgaard has also been a member of HealthCap IV GP SA, L.L.C. (“HCSA”) and HealthCap IV GP AB, L.L.C. (“HCAB” and, collectively with HCSA, “HealthCap”), a venture capital fund that invests globally in pharmaceutical, biotechnology and medical technology companies from June 2000 to the present and serves as Chief Executive Officer of certain companies in which HealthCap has invested. He received an MD from the Karolinska Institute in Sweden, and a PhD in neurobiology and post-doctoral experience from Harvard Medical School. Dr. Dalsgaard has fulfilled specialist training for board certificate in plastic and reconstructive surgery at Karolinska Hospital. Dr. Dalsgaard brings to the board significant experience as an executive of a financial services company that focuses on our industry. Dr. Dalsgaard has substantial experience with complex capital structures and related issues and with assisting companies with strategic allocation of capital resources.

Outstanding Equity Awards at Fiscal Year-End

The following table shows grants of stock options and grants of unvested stock awards outstanding on December 31, 2009, the last day of our fiscal year to each of our named executive officers.

	Option Awards				Stock Awards(2)(3)
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable(1)	Exercise Price ($/Share)	Expiration Date	Number of Shares or Units of Stock that have not Vested (#)		Market Value of Shares of Units that have not Vested ($)
Steven Nichtberger, MD	3,879		$0.44	2/15/2015	—		—
President and Chief Executive Officer	12,932	862	$0.44	2/27/2016
	36,795	7,026	$0.44	6/23/2016
	9,483	4,311	$0.44	2/27/2017
	20,518	20,518	$0.44	12/19/2017
	6,036	7,759	$0.44	2/7/2018
	—	48,658	$0.44	9/28/2019

Linda B. Hearne	896		$0.44	10/11/2016	—		—
Vice President, Finance and Principal	690		$0.44	2/15/2015
Financial Officer	388	26	$0.44	2/27/2016
	3,018	431	$0.44	6/23/2016
	141	32	$0.44	8/2/2016
	404	183	$0.44	2/27/2017
	104	103	$0.44	10/29/2017
	1,034	1,035	$0.44	12/19/2017
	287	369	$0.44	2/6/2018
	173	517	$0.44	10/2/2018
	—	690	$0.44	1/9/2019
	—	38,512	$0.44	9/28/2019

Timothy Bertram, DVM, PhD	646		$0.44	2/15/2015	—		—
Senior Vice President, Science and Technology	2,413	302	$0.44	2/27/2016
	2,716	603	$0.44	6/23/2016
	690	345	$0.44	11/1/2016
	3,794	1,724	$0.44	2/27/2017
	345	345	$0.44	10/25/2017
	8,276	8,276	$0.44	12/19/2017
	2,566	3,298	$0.44	2/7/2018
	—	47,255	$0.44	9/28/2019

Mark P. Stejbach	9,698	21,338	$0.44	8/1/2018	—		—
Vice President and Chief Commercial Officer	—	42,320	$0.44	9/28/2009

Donald G. Bergmann, PhD	—	—	$—	—	—		$—
Former Senior Vice President, Technical Operations	—	—

Gary L. Sender	—	—	$—	—	—		$—
Former Chief Financial Officer, Vice President Finance and Administration	—	—

Gary Arlen Smith, Esq.	—	—	$—		432	(4)	$2,160

(1)	25% of the total number of shares subject to the option vest at the end of the first year, the remainder vest 1/16th per quarter thereafter.
(2)	Represents the shares of common stock subject to repurchase by us as of December 31, 2009.
(3)	Assumes a price per share of our common stock of $5.00.
(4)	These shares of restricted stock were not repurchased by us when Mr. Smith left our company.

Potential Payments Upon Termination or Change in Control

The following table sets forth the payments that would be made to our named executive officers if his or her employment had been terminated by us without cause (or if applicable, by the executive for good reason) on December 31, 2009 or in the event a change in control of our company occurred on December 31, 2009, as applicable.

Name	Termination Without Cause (or With Good Reason) ($)	Termination Without Cause (or With Good Reason) in Connection with a Change in Control ($)
Steven Nichtberger, MD
Cash Severance	390,000	390,000
Continued Health Benefits	15,902	15,902
Pro-Rata Bonus	81,900	81,900
Acceleration of Restricted Stock	—	—
Acceleration of Stock Options	—	—
Total:	487,802	487,802

Linda B. Hearne
Cash Severance	105,000	105,000
Continued Health Benefits	7,386	7,386
Pro-Rata Bonus	—	—
Acceleration of Restricted Stock	—	—
Acceleration of Stock Options	—	—
Total:	112,386	112,386

Timothy Bertram, DVM, PhD
Cash Severance	146,622	146,622
Continued Health Benefits	7,647	7,647
Pro-Rata Bonus	46,919	46,919
Acceleration of Restricted Stock	—	—
Acceleration of Stock Options(1)	—	151,783
Total:	201,188	352,971

Mark Stejbach
Cash Severance	206,250	206,250
Continued Health Benefits	11,385	11,385
Pro-Rata Bonus	—	—
Acceleration of Restricted Stock	—	—
Acceleration of Stock Options(1)	—	235,279
Total:	217,635	452,914

(1)	Assumes a price per share of our common stock of $5.00.

CERTAIN TRANSACTIONS WITH RELATED PERSONS

The “Participation in Our Initial Offering” section is restated in its entirety as follows:

Participation in Our Initial Public Offering

Certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $17.2 million in shares of common stock in this offering at the initial public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering.

PRINCIPAL STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock at for:

•	each named executive officer;

•	each of our directors;

•	each person known to us to be the beneficial owner of more than 5% of our common stock; and

•	all of our executive officers and directors as a group.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Tengion, Inc. 2900 Potshop Lane, Suite 100, East Norriton, PA 19403. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 6,353,536 shares of common stock outstanding on December 31, 2009, which assumes the automatic conversion of all outstanding shares of preferred stock into 5,651,955 shares of common stock upon the completion of our initial public offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that were exercisable as of December 31, 2009 or exercisable within 60 days of December 31, 2009. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $17.2 million in shares of common stock in this offering at the initial public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering. The following table does not reflect any potential purchases by these existing stockholders.

	Beneficial Ownership Prior to the Offering		Beneficial Ownership After the Offering
Name and Address of Beneficial Owner	Shares	Percentage	Shares	Percentage
5% Stockholders:
Oak Investment Partners XI, Limited Partnership	1,243,779	19.6%	1,243,779	10.1%
Entities affiliated with HealthCap(1)	907,129	14.3%	907,129	7.3%
Johnson & Johnson Development Corporation	794,654	12.5%	794,654	6.4%
Brookside Capital Partners Fund, L.P.(2)	546,914	8.6%	546,914	4.4%
Bain Capital Venture Entities(3)	541,442	8.5%	541,442	4.4%
Quaker BioVentures(4)	529,054	8.3%	529,054	4.3%
L Capital Partners SBIC, L.P.	406,931	6.4%	406,931	3.3%

Executive Officers and Directors:
Steven Nichtberger, MD(5)	235,092	3.7%	235,092	1.9%
David I. Scheer	168,389	2.7%	168,389	1.4%
Timothy Bertram, DVM, PhD(6)	54,007	*	54,007	*
Mark Stejbach(7)	13,535	*	13,535	*
Linda B. Hearne(8)	9,064	*	9,064	*
Lorin J. Randall(9)	5,858	*	5,858	*
Carl-Johan Dalsgaard	—	—	—	—
Brenda D. Gavin, DVM.	—	—	—	—
Gary J. Kurtzman, MD.	—	—	—	—
James Nahirny(10)	—	—	—	—
All Executive Officers and Directors as a Group(11)	485,945	7.5%	485,945	3.9

(1)	Consists of 497,637 shares held of record by HealthCap IV, L.P. (“HCLP”), 36,305 shares held of record by HealthCap IV, K.B. (“HCKB”), 359,582 shares held of record by HealthCap IV BIS, L.P. (“HCBIS”), and 13,605 shares held of record by OFCO Club IV (“OFCO”). Carl-Johan Dalsgaard, a member of our Board of Directors, is a member of HealthCap IV GP SA, L.L.C. (“HCSA”), which is the general partner of HCLP as well as HCBIS. Dr. Dalsgaard is also a member of HealthCap IV GP AB, L.L.C. (“HCAB”), which is the general partner of HCKB. The other members of HCSA and HCAB are Johan Christenson, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner. Odlander, Fredrikson & Co AB, L.L.C. and Odlander Fredrikson SA, L.L.C. are advisors to each of HCSA and HCAB and Odlander, Fredrikson & Co AB is a member of OFCO. The individuals listed herein may be deemed to have shared voting and dispositive power over the shares which are or may be deemed to be beneficially owned by HCLP, HCKB, HCBIS and OFCO. Each member disclaims beneficial ownership of the shares except to the extent of their pecuniary interest therein. The addresses of the entities affiliated with HealthCap are Strandvägen 5B, SE-114 51 Stockholm, Sweden and 18 Avenue d’Ouchy, CH-1006 Lausanne, Switzerland.
(2)	Shares include 546,914 shares owned by Brookside Capital Partners Fund, L.P., whose sole general partner is Brookside Capital Investors, L.P. (“Brookside Investors”), whose sole general partner is Brookside Capital Management, LLC (“Brookside Management”). Each of Brookside Investors and Brookside Management disclaim beneficial ownership of any shares except to the extent of their pecuniary interest therein. The address of each listed entity and individual is 111 Huntington Avenue, Boston, MA 02199.
(3)	Shares include (i) 472,733 shares owned by Bain Capital Venture Fund 2005, L.P., whose sole general partner is Bain Capital Venture Partners 2005, L.P. (“BCVP”), whose sole general partner is Bain Capital Venture Investors, LLC (“BCVI”); (ii) 67,230 shares owned by BCIP Associates III, LLC, whose sole manager is BCIP Associates III, whose sole managing general partner is Bain Capital Investors, LLC (“BCI”) and whose attorney-in-fact with respect to such shares is BCVI; (iii) 1,479 shares owned by BCIP Associates III-B, LLC, whose sole manager is BCIP Associates III-B, whose sole managing partner is BCI and whose attorney-in-fact with respect to such shares is BCVI. Each of BCIP Associates III, BCIP Associates III-B, Bain Capital Venture Partners 2005, L.P. and BCVI disclaim beneficial ownership of any shares except to the extent of their pecuniary interest therein. The address of each listed entity and individual is 111 Huntington Avenue, Boston, MA 02199.
(4)	Shares include 430,804 shares owned by Quaker BioVentures, L.P., 26,451 shares owned by BioAdvance Ventures LP, 71,799 shares owned by Quaker BioVentures Tobacco Fund, L.P. Brenda D. Gavin, DVM, one of our directors, is a Partner at Quaker BioVentures, the managing partner of Quaker BioVentures, L.P., BioAdvance Ventures, LP and Quaker BioVentures Tobacco Fund, L.P.
(5)	Shares for Dr. Nichtberger include 92,499 common stock options that were exercisable as of, or exercisable within 60 days of, December 31, 2009.
(6)	Shares for Dr. Bertram include 22,588 common stock options that were exercisable as of, or exercisable within 60 days of, December 31, 2009.
(7)	Shares for Mr. Stejbach include 11,639 common stock options that were exercisable as of, or exercisable within 60 days of, December 31, 2009.
(8)	Shares for Ms. Hearne include 7,477 common stock options that were exercisable as of, or exercisable within 60 days of, December 31, 2009.
(9)	Shares for Mr. Randall include 2,069 common stock options that were exercisable as of, or exercisable within 60 days of, December 31, 2009.
(10)	Mr. Nahirny is a Managing Director of BVCI and by virtue of the relationships described in Footnote 3 may be deemed to beneficially own the shares held by Bain Capital Venture Fund 2005, L.P., BCIP Associates III, LLC and BCIP Associates III-B, LLC. Mr. Nahirny disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(11)	Includes options to purchase an aggregate of 136,272 shares of our common stock that were exercisable as of, or exercisable within 60 days of, December 31, 2009.

UNDERWRITING

The first four paragraphs of this section are restated in their entirety as follows:

Piper Jaffray & Co. and Leerink Swann LLC are acting as joint book-running managers for this offering and as representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares listed next to its name in the following table:

Underwriters	Number of Shares
Piper Jaffray & Co.
Leerink Swann LLC

Total	6,000,000

The underwriters have advised us that they propose to offer the common shares to the public at $             per common share. The underwriters propose to offer the common shares to certain dealers at the same price less a concession of not more than $             per common share. The underwriters may allow, and the dealers may reallow, a concession of not more than $             per common share on sales to certain other brokers and dealers. After this offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional 900,000 common shares from us at the same price to the public, and with the same underwriting discount, as set forth above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

Certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $17.2 million in shares of common stock in this offering at the initial public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering.

Tengion has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Tengion or any underwriter participating in the offering will arrange to send you the Preliminary Prospectus if you request it by contacting Piper Jaffray & Co. at 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402 or by telephone at (800) 747-3924 or Leerink Swan, LLC, One Federal Street, 37th Fl., Boston, MA 02110 or by telephone at (800) 808-7525, Ext. 4814.